UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 25, 2014 containing the Company’s results for the third quarter and nine months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 1, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRONTLINE LTD.
THIRD QUARTER AND NINE MONTHS 2014 RESULTS

Highlights
•	Frontline reports a net loss attributable to the Company of $59.6 million for the third quarter of 2014, equivalent to a loss per share of $0.60.
•	Frontline reports a net loss attributable to the Company of $14.5 million for the third quarter of 2014, when excluding impairment losses and loss on de-consolidation of the Windsor group of $45.2 million, equivalent to a loss per share of $0.15.
•	Frontline reports a net loss attributable to the Company of $150.0 million for the nine months ended September 30, 2014, equivalent to a loss per share of $1.55.
•
Frontline reports a net loss attributable to the Company of $48.6 million for the nine months ended September 30, 2014, when excluding impairment losses and loss on de-consolidation of the Windsor group of $101.4 million, equivalent to a loss per share of $0.50.

•	Frontline has issued 1,140,226 new shares under the ATM program in the third quarter.
•
Frontline agreed with Ship Finance in July 2014 to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively.

•	In October 2014, the Company bought $17.8 million notional principal of its 4.50 % Convertible Bond Issue 2010/2015 at a purchase price of 91.654%.
•	In October 2014, Frontline entered into a private agreement to exchange $23.0 million of the Company's 4.5% Convertible Bond for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest.

Third Quarter and Nine Months 2014 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $59.6 million in the third quarter, equivalent to a loss per share of $0.60, compared with a net loss of $78.2 million for the second quarter, equivalent to a loss per share of $0.81.

The Company has recorded a vessel impairment loss of $41.5 million in the three months ended September 30, 2014. This loss relates to the VLCCs Front Opalia, Front Commerce, Front Comanche and Ulriken. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs and Suezmax tankers were $24,600 and $18,600 compared with $13,900 and $12,400 in the preceding quarter. The spot earnings for the Company's VLCCs and Suezmax vessels were $23,900 and $19,500 compared with $12,500 and $12,400 in the preceding quarter.

Contingent rental expense represents amounts accrued following changes to certain charter parties in December 2011 and increased in the third quarter as compared to the second quarter primarily due to an increase in actual spot market rates.

Interest expense, net of capitalized interest, was $26.4 million in the third quarter of which $10.7 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $150.0 million for the nine months ended September 30, 2014, equivalent to a loss per share of $1.55. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2014 by the Company's VLCCs and Suezmax tankers were $23,800 and $19,300 compared with $15,800 and $13,600 in the nine months ended September 30, 2013. The spot earnings for the Company's VLCCs and Suezmax vessels were $23,000 and $19,700 in the nine months ended September 30, 2014 compared with $13,300 and $13,600, respectively, in the nine months ended September 30, 2013.

As of September 30, 2014, the Company had total cash and cash equivalents of $104.6 million and restricted cash of $16.1 million. Restricted cash includes $15.3 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2014 on a TCE basis for VLCCs and Suezmax tankers of approximately $22,900 and $18,100, respectively.

Fleet Development

The Company has de-consolidated several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), owned by ITCL in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the Windsor group is consolidated under the variable interest entity model. The Company has recorded a Loss on de-consolidation in the third quarter of $3.6 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively.

Newbuilding Program

The Company had one Suezmax newbuilding contract with estimated delivery during January 2015 and is committed to make newbuilding installments of $40.9 million as of the date of this report.

Corporate

The Company issued 1,140,226 new ordinary shares under its ATM program in the three months ended September 30, 2014 and had an issued share capital at September 30, 2014 of $99,346,513 divided into 99,346,513 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares). The weighted average number of shares outstanding for the quarter was 99,261,267.
In October 2014, the Company bought $17.8 million notional principal in the 4.50 % Frontline Ltd. Convertible Bond Issue 2010/2015 - ISIN NO 001057149.0 at a purchase price of 91.654%.
In October 2014, the Company entered into a private agreement to exchange $23.0 million of the outstanding principal amount of the Company's 4.5% Convertible Bond Issue 2010/2015 for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest.

The Market

The market rate for a VLCC trading on a standard ‘TD3’ voyage between the Arabian Gulf and Japan in the third quarter of 2014 was WS 45, representing an increase of WS 7 point from the second quarter of 2014 and WS 9 higher than the third quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the third quarter of 2014 was WS 71, representing an increase of WS 8 points from the second quarter of 2014 and an increase of WS 15 points from the third quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014.

Bunkers at Fujairah averaged $598/mt in the third quarter of 2014 compared to $601/mt in the second quarter of 2014. Bunker prices varied between a high of $628/mt on July 24th and a low of $575/mt on September 29th.

The International Energy Agency's ("IEA") November 2014 report stated an OPEC crude production of 30.5 million barrels per day (mb/d) in the third quarter of 2014. This was an increase of 0.4 mb/d compared to the second quarter of 2014.

The IEA estimates that world oil demand averaged 93.1 mb/d in the third quarter of 2014, which is an increase of 1.6 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2015 will be 93.6 mb/d, representing an increase of 1.3 percent or 1.2 mb/d from 2014.

The VLCC fleet totalled 634 vessels at the end of the third quarter of 2014, four vessels up from the previous quarter. Four VLCCs were delivered during the quarter, none were removed. The order book counted 93 vessels at the end of the third quarter, which represents 15 percent of the VLCC fleet.

The Suezmax fleet totalled 450 vessels at the end of the third quarter, up two from the end of the previous quarter. Three vessels were delivered during the quarter whilst one was removed. The order book counted 44 vessels at the end of the third quarter, which represents approximately 10 percent of the Suezmax fleet.
Strategy and Outlook

In October 2014, Frontline reduced the outstanding under the convertible bond loan with maturity in April 2015 from $190 million to $149.2 million through buy back and debt/equity swap. Following this, and the termination of the three charter parties for Front Commerce, Front Comanche and Front Opalia in November 2014 total debt and capital lease obligations are approximately $956 million.

The tanker market has showed some strength in the fourth quarter. A strong market creates some flexibility for the Company going forward. The Board is continuing to consider several alternatives in restructuring the Company’s debt and capital lease obligations. The target is to rebuild Frontline into being a leading tanker company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 24, 2014

Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 July-Sept	2014 July-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec
126,494	135,619	Total operating revenues	424,589	373,619	517,190
-	-	(Loss) gain on sale of assets and amortization of deferred gains	(15,727)	9,732	23,558
75,185	69,677	Voyage expenses and commission	222,486	219,571	299,741
26,987	24,842	Ship operating expenses	71,006	86,651	109,872
(8,864)	7,628	Contingent rental expense (income)	20,769	(9,470)	(7,761)
-	-	Charter hire expenses	-	4,176	4,176
7,412	10,431	Administrative expenses	29,825	23,168	31,628
22,400	41,531	Impairment loss on vessels	97,709	103,724	103,724
24,042	19,039	Depreciation	64,565	76,381	99,802
147,162	173,148	Total operating expenses	506,360	504,201	641,182
(20,668)	(37,529)	Net operating loss	(97,498)	(120,850)	(100,434)
12	14	Interest income	32	81	83
(22,775)	(26,425)	Interest expense	(69,206)	(68,301)	(90,718)
6,067	3,069	Share of results from associated companies	11,036	13,046	13,539
(14)	(207)	Foreign currency exchange loss	(119)	(124)	(92)
-	-	Mark to market loss on derivatives	-	(585)	(585)
-	-	Gain on redemption of debt	-	-	(12,654)
-	(3,643)	Loss on de-consolidation of Windsor	(3,643)	-	-
333	369	Other non-operating items	1,056	939	1,267
(37,045)	(64,352)	Net loss before tax and noncontrolling interest	(158,342)	(175,794)	(189,594)
(84)	(23)	Taxes	(191)	(275)	(284)
(37,129)	(64,375)	Net loss from continuing operations	(158,533)	(176,069)	(189,878)
14	-	Net (loss) income from discontinued operations	-	(1,016)	(1,204)
(37,115)	(64,375)	Net loss	(158,533)	(177,085)	(191,082)
669	4,728	Net loss attributable to noncontrolling interest	8,571	1,607	2,573
(36,446)	(59,647)	Net loss attributable to Frontline Ltd.	(149,962)	(175,478)	(188,509)

$(0.46)	$(0.60)	Basic loss per share attributable to Frontline Ltd.	$(1.55)	$(2.24)	$(2.36)

		Income on time charter basis ($ per day)*
16,100	24,600	VLCC	23,800	15,800	17,400
12,400	18,600	Suezmax	19,300	13,600	13,400
		Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2013 July-Sept	2014 July-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec
(37,115)	(64,375)	Net loss	(158,533)	(177,085)	(191,082)
64	(556)	Unrealized gain (loss) from marketable securities	311	(56)	915
58	85	Foreign currency translation (loss) gain	(21)	(81)	(63)
122	(471)	Other comprehensive income (loss)	290	(137)	852
(36,993)	(64,846)	Comprehensive loss	(158,243)	(177,222)	(190,230)
(36,324)	(60,118)	Comprehensive loss attributable to Frontline Ltd.	(149,672)	(175,615)	(187,657)
(669)	(4,728)	Comprehensive loss attributable to noncontrolling interest	(8,571)	(1,607)	(2,573)
(36,993)	(64,846)		(158,243)	(177,222)	(190,230)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2014 Sept 30	2013 Sept 30	2013 Dec 31
ASSETS
Short term
Cash and cash equivalents	104,599	79,279	53,759
Restricted cash	16,107	59,236	68,363
Other current assets	137,127	139,114	138,031
Long term
Newbuildings	15,168	29,010	29,668
Vessels and equipment, net	57,276	269,151	264,804
Vessels under capital lease, net	566,614	723,580	704,808
Investment in finance lease	46,603	49,504	48,819
Investment in unconsolidated subsidiaries and associated companies	67,675	59,438	58,658
Vessel held for sale	25,988	-	-
Other long-term assets	878	831	695
Total assets	1,038,035	1,409,143	1,367,605

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	196,942	22,543	22,706
Current portion of obligations under capital lease	48,580	53,076	46,930
Other current liabilities	78,842	59,267	61,136
Long term liabilities
Long term debt	128,328	460,853	508,970
Obligations under capital lease	705,792	854,179	742,418
Other long term liabilities	2,824	3,871	3,496
Commitments and contingencies
Equity
Frontline Ltd. equity	(123,756)	(54,513)	(26,952)
Noncontrolling interest	483	9,867	8,901
Total equity	(123,273)	(44,646)	(18,051)
Total liabilities and equity	1,038,035	1,409,143	1,367,605

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 July-Sept	2014 July-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec
		OPERATING ACTIVITIES
(37,115)	(64,375)	Net loss	(158,533)	(177,085)	(191,082)
		Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
24,728	28,504	Depreciation and amortization	75,405	77,943	102,184
24	122	Unrealized foreign currency exchange (gain) loss	3	(9)	20
-	-	Loss (gain) on sale of assets and amortization of deferred gains	15,727	(8,885)	(22,711)
(8,864)	(278)	Contingent rental income	(641)	(9,470)	(8,726)
(6,067)	(3,069)	Equity earnings of associated companies	(11,036)	(13,046)	(13,539)
22,400	41,531	Impairment losses	97,709	103,724	103,724
-	3,643	Loss on de-consolidation of Windsor	3,643	-	-
-	-	Debt conversion expense	-	-	12,654
(217)	(97)	Provision for doubtful debts	145	43	55
(122)	(325)	Other, net	(1,051)	(407)	(529)
2,121	12,074	Change in operating assets and liabilities	17,082	(21,723)	(24,734)
(3,112)	17,730	Net cash provided by (used in) operating activities	38,453	(48,915)	(42,684)

		INVESTING ACTIVITIES
16,576	2,651	Change in restricted cash	34,363	28,270	19,143
(519)	(1,776)	Additions to newbuildings, vessels and equipment	(44,641)	(1,691)	(2,504)
554	657	Finance lease payments received	1,870	1,578	2,156
-	2,609	Net proceeds from sale of vessels and equipment and shares in subsidiary	29,773	-	-
-	673	Net investment in associated companies	2,019	(5,509)	(5,509)
16,611	4,814	Net cash provided by investing activities	23,384	22,648	13,286

		FINANCING ACTIVITIES
761	5,281	Net proceeds from issuance of shares	52,934	1,490	4,802
5,392	29,390	Proceeds from long-term debt, net of fees paid	29,390	19,798	19,798
(11,381)	(2,330)	Repayment of long-term debt	(54,235)	(21,531)	(23,781)
(12,700)	(11,479)	Repayment of capital leases	(34,335)	(38,185)	(50,345)
-	-	Lease termination receipts (payments)	-	6,371	(4,518)
-	(1,243)	Payment of related party loan note	(4,751)	-	(402)
(17,928)	19,619	Net cash (used in) provided by financing activities	(10,997)	(32,057)	(54,446)

(4,429)	42,163	Net change in cash and cash equivalents	50,840	(58,324)	(83,844)
83,708	62,436	Cash and cash equivalents at start of period	53,759	137,603	137,603
79,279	104,599	Cash and cash equivalents at end of period	104,599	79,279	53,759

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2014 Jan-Sept	2013 Jan-Sept	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	86,511,713	77,858,502	77,858,502
Shares issued	12,834,800	985,084	8,653,211
Balance at beginning and end of period	99,346,513	78,843,586	86,511,713

SHARE CAPITAL
Balance at beginning of period	86,512	194,646	194,646
Capital reduction	-	(116,788)	(116,788)
Shares issued	12,834	985	8,654
Balance at end of period	99,346	78,843	86,512

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	149,985	821	821
Capital reduction	-	116,788	116,788
Stock option expense	37	124	161
Shares issued	40,100	318	3,285
Loss on sale of subsidiary	(103)	-	-
Net share premium arising on debt conversion	-	-	28,930
Balance at end of period	190,019	118,051	149,985

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,303)	(4,155)	(4,155)
Other comprehensive income (loss)	290	(137)	852
Balance at end of period	(3,013)	(4,292)	(3,303)

RETAINED DEFICIT
Balance at beginning of period	(734,275)	(545,766)	(545,766)
Net loss	(149,962)	(175,478)	(188,509)
Balance at end of period	(884,237)	(721,244)	(734,275)

FRONTLINE LTD. EQUITY	(123,756)	(54,513)	(26,952)

NONCONTROLLING INTEREST
Balance at beginning of period	8,901	11,474	11,474
Impact of sale of shares in subsidiary	153	-	-
Net loss	(8,571)	(1,607)	(2,573)
Balance at end of period	483	9,867	8,901

TOTAL EQUITY	(123,273)	(44,646)	(18,051)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company’s ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013.

3.    IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $41.5 million in the three months ended September 30, 2014. This loss relates to the VLCCs Front Opalia, Front Commerce, Front Comanche and Ulriken.  Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

4.    LOSS ON DECONSOLIDATION OF WINDSOR

In July 2014, several of the subsidiaries and related entities in the Windsor group owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. In connection with the filing, the Windsor group has entered into a restructuring support agreement with bondholders. Under the restructuring and support agreement, the supporting holders of the Notes have agreed to support a plan of reorganization that would convert claims on account of the Notes for 100% of the equity in the reorganized company. On August 25th a plan of reorganization was filed the terms of which are consistent with the Plan Support Agreement. This could provide for Windsor to emerge as early as December.  The Company de-consolidated the Windsor group in the third quarter of 2014 as a consequence of the Chapter 11 filing and the fact the group is consolidated under the variable interest entity model. The Company recorded a Loss on de-consolidation of Windsor in the third quarter of approximately $3.6 million. The Company will enter into a revised management agreement with the reorganized Windsor group and will continue to provide commercial management for its vessels.

5.    DEBT

The Company drew down $30.0 million of its $60.0 million term loan in the third quarter for the vessel delivered in the second quarter and will drawdown the balance when the next vessel is delivered.

The conversion price of the Company's convertible bonds at September 30, 2014 and December 31, 2013 was $36.5567.

6.    SHARE CAPITAL

The Company issued 12,834,800 new ordinary shares under its ATM program in the nine months ended September 30, 2014 and had an issued share capital at September 30, 2014 of $99,346,513 divided into 99,346,513 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares). The weighted average number of shares outstanding for the nine months ended September 30, 2014 was 96,858,174.

7.    RELATED PARTY TRANSACTIONS

The Company’s most significant related party transactions are with Ship Finance International Limited (“Ship Finance”), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2014, the Company had one Suezmax newbuilding contract with estimated delivery during January 2015 and is committed to make newbuilding installments of $40.9 million as of the date of this report.

9.	SUBSEQUENT EVENTS

In October 2014, the Company bought $17.8 million notional principal of its 4.50 % Convertible Bond Issue 2010/2015 at a purchase price of 91.654%.

In October 2014, Frontline entered into a private agreement to exchange $23.0 million of the Company's 4.5% Convertible Bond for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest.

The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively.